

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 6, 2017

Hongke Xue
Chief Executive Officer
SkyPeople Fruit Juice, Inc.
16F, National Development Bank Tower
No. 2 Gaoxin 1st Road, Xi'an, PRC 710075

> **Re: SkyPeople Fruit Juice, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 26, 2017**
> **File No. 333-218276**

Dear Mr. Xue:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources